Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change September 8, 2008
Item 3	News Release The news release dated September 8, 2008 was disseminated through Marketwire’s Canadian Timely Investment Network.
Item 4	Summary of Material Change Canplats Resources Corporation announced the results of 10 diamond drill holes completed at the Camino Rojo project in the State of Zacatecas, Mexico.
Item 5	Full Description of Material Change 5.1 Full Description of Material Change See attached news release dated September 8, 2008. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer R.E. Gordon Davis, Chairman and CEO 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 8th day of September, 2008.

September 8, 2008	TSX Venture Symbol: CPQ

DIAMOND DRILLING FURTHER DELINEATES AND EXPANDS
REPRESA ZONE MINERALIZATION

Vancouver, B.C. – Canplats Resources Corporation (TSX Venture: CPQ) is pleased to announce the results of 10 diamond drill holes completed at the Camino Rojo project in the State of Zacatecas, Mexico.  Highlights of this drilling include:

•
Diamond drill hole CRD-15, which intersected 445.30 meters averaging 0.73 grams gold per tonne, 17.13 grams silver per tonne, 0.33% lead and 0.63% zinc, and further demonstrates the continuity and depth extent of mineralization in the main part of the Represa Zone.

•
Several drill holes have expanded mineralization in the west-southwest parts of the Represa Zone.  Drill hole CRD-18, which was terminated in mineralization prior to reaching its target depth, has extended the trace of the Represa Zone by more than 300 meters to the southwest of previously-reported drill hole CRD-9.  Drill hole CRD-20 has extended mineralization at least 150 meters to the north of adjacent sections, and remains open at depth.  More drilling will be required to test for further extensions in this area, including the potential for additional near-surface mineralization.  With the addition of these new intersections, Represa Zone mineralization has now been traced along a length of 1,300 meters and remains open to the west-southwest, east and to depth.

Diamond drilling results are summarized in the following table:

Hole No.	From (meters)	To (meters)	Interval(ii) (meters)	Gold (g/tonne)	Silver (g/tonne)	Lead (%)	Zinc (%)
CRD-14	578.00	692.00	114.00	1.03	4.41	0.05	0.17
CRD-15	0.00	445.30	445.30	0.73	17.13	0.33	0.63
incl.	134.00	250.00	116.00	0.88	25.90	0.30	0.78
CRD-16	516.00	692.00	176.00	0.65	3.70	0.03	0.15
CRD-17	64.00	68.00	4.00	4.03	18.95	0.01	0.02
and	160.00	196.00	36.00	0.24	0.27	-	0.03
CRD-18(i)	502.00	576.45	74.45	0.54	4.91	0.04	0.10
CRD-20(i)	234.00	790.15	556.15	0.58	4.43	0.04	0.20
incl.	368.00	404.00	36.00	1.80	7.71	0.08	0.27
CRD-21	490.00	522.00	32.00	0.48	1.46	0.01	0.07
and	615.29	642.00	26.71	1.52	17.84	0.44	0.83
CRD-22	78.00	392.00	314.00	0.56	14.64	0.19	0.44
incl.	180.00	227.60	47.60	1.34	26.52	0.26	0.56
CRD-23	130.90	136.00	5.10	4.69	169.99	1.01	0.58
and	262.00	372.00	110.00	1.17	13.44	0.19	0.32
(i)	Hole ended in mineralization
(ii)	True width to be determined

Maps of the drill program on the Camino Rojo property will be available at the Canplats web site, www.canplats.com.  All drill holes were drilled at -60 degrees to the north except for CRD-19 at -60 degrees to the south and CRD-17 at -60 degrees to the west.  CRD-19 returned no significant values.

Two diamond drill holes (CRD-17 and 19) were completed in the Don Julio Zone and intersected favourable alteration and local mineralization grading up to 4.03 grams gold per tonne over 4.00 meters.  Additional drilling will be required to test the full lateral and depth extent of the large IP chargeability anomaly in the Don Julio area.

Assay results have now been released for all diamond and reverse circulation drill holes completed at the Represa-Don Julio areas.  All drill hole assay data will be incorporated into an initial independent resource estimate for the Represa Zone, which is expected to be completed this fall.

The Company is currently compiling and interpreting all geological and assay data from more than 38,000 meters of drilling that has been completed on the Camino Rojo project since October, 2007.  This information will be utilized to guide the next phase of drilling on the project.

Reconnaissance-style exploration on priority targets is continuing within the 340,000 hectare (greater than 1,300 square mile) Camino Rojo project.  This program includes tensor IP geophysical surveys to the southwest and southeast of the Represa-Don Julio zones.  Results from an initial two-hole diamond drill test of geophysical targets will be reported when they are received.

The Camino Rojo property is 100% owned by Canplats and located in an area of excellent infrastructure, 50 kilometers to the southeast of Goldcorp’s Penasquito mine.

All work is being supervised by Ken McNaughton, vice-president, exploration, and a qualified person as defined by Canada’s National Instrument 43-101 responsible for the Camino Rojo exploration program and has verified the data in the table above. All samples were submitted for preparation in Guadalajara, Mexico and analysis at its facilities in Vancouver, B.C. by ALS Chemex.  All samples were analyzed using aqua regia digestion with ICP finish.  All gold samples were fire assayed with an AA finish and all samples over 10 ppm gold were re-assayed using a fire assay with a gravimetric finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish.  One in 20 samples was blind duplicate assayed at ALS Chemex in Vancouver, B.C.

For further information, please contact:

Corporate Information
Canplats Resources Corporation
R.E. Gordon Davis
Chairman and C.E.O.
Direct: (604) 484-8220

Canplats Resources Corporation
Bruce A. Youngman
President and C.O.O.
Direct: (604)-484-5960

Investor Inquiries
Blaine Monaghan
Director, Investor Relations
Direct: (604) 484-2194
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

G2 Consultants Corporation
NA Toll-Free: (866) 742-9990
Tel: (604) 742-9990
Fax: (604) 742-9991
canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047.  The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.  Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals.  The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F.